NUU COLLECTIVE LLC

FINANCIAL STATEMENT

FOR THE PERIOD ENDED

DECEMBER 31, 2018 and 2017

with

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Independent Accountant's Review Report

To Management
Nuu Collective LLC
Sea Cliff, New York

We have reviewed the accompanying financial statements of Nuu Collective LLC which comprise of the balance sheet, statement of operations, statement of members' capital and statement of cash flows as of December 31, 2018 and 2017, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services LLC

Belle Business Services, LLC
November 15, 2019

NUU COLLECTIVE LLC
BALANCE SHEET
DECEMBER 31, 2018 & 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash and cash equivalents	$ 179,170	$ 32,260
Inventory	26,150	-
Prepaid expenses and other current assets	4,930	-
TOTAL CURRENT ASSETS	210,250	32,260
OTHER ASSETS		
Intangible assets	2,092	-
	2,092	-
TOTAL ASSETS	$ 212,342	$ 32,260

LIABILITIES AND MEMBERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts payable	$ 48,765	$ 37,911
Convertible note - current portion	90,000	-
TOTAL CURRENT LIABILITIES	138,765	37,911
LONG-TERM LIABILITIES		
Note payable - related party	-	25,495
Convertible note	665,360	220,000
TOTAL LONG-TERM LIABILITIES	665,360	245,495
TOTAL LIABILITIES	804,125	283,406
MEMBERS' EQUITY		
Members' equity	(591,783)	(251,146)
TOTAL MEMBERS' EQUITY	(591,783)	(251,146)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 212,342	$ 32,260

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2018 & 2017

	2018	2017
REVENUES	$ 17,293	$ -
COST OF GOODS SOLD	7,892	-
GROSS PROFIT	9,401	-
OPERATING EXPENSES		
Professional fees	120,124	51,174
Sales and marketing	44,194	30,886
General and administrative	145,739	67,654
Product design	40,110	33,416
TOTAL OPERATING EXPENSES	350,167	183,130
NET OPERATING INCOME	(340,766)	(183,130)
OTHER INCOME		
Interest income	129	20
NET INCOME (LOSS)	$ (340,637)	$ (183,110)

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENT OF MEMBERS' CAPITAL
DECEMBER 31, 2018 & 2017

	Common Units		Total Members' Capital
	Shares	Amount	
JANUARY 1, 2017	1,000,000	$ -	$ (68,036)
Net income (loss)			$ (183,110)
DECEMBER 31, 2017	1,000,000	$ -	$ (251,146)
Net income (loss)	-	-	$ (340,637)
DECEMBER 31, 2018	**1,000,000**	**$ -**	**$ (591,783)**

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2018 & 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (340,637)	$ (183,110)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Inventory	(26,150)	-
Prepaid expenses and other current assets	(4,930)	-
Increase (decrease) in liabilities:		
Accounts payable	10,854	37,911
CASH USED FOR OPERATING ACTIVITIES	(360,863)	(145,199)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(2,092)	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(2,092)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	535,360	140,000
Repayment of note payable - related party	(25,495)	(5,333)
CASH PROVIDED BY INVESTING ACTIVITIES	509,865	134,667
NET INCREASE (DECREASE) IN CASH	146,910	(10,532)
CASH AT BEGINNING OF YEAR	32,260	42,792
CASH AT END OF YEAR	$ 179,170	$ 32,260

1.   **Summary of Significant Accounting Policies**

The Company
Nuu Collective, LLC (the "Company") was incorporated in the State of Delaware on March 30, 2016. The Company has designed an undergarment for women marketed under the name Nuudii System. The Company is located in New York.

Going Concern
Since Inception, the Company has relied on funds from convertible notes issued to fund its operations. As of December 31, 2018, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2018, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the garment.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2018, and 2017, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern.

1. **Summary of Significant Accounting Policies (continued)**

   Accounts Receivable

   Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017 the company had no accounts receivable.

   Inventory
   Inventories are stated at cost. As of December 31, 2018, and 2017, the balance of inventory was $26,150 and nil, respectively.

   Property and Equipment
   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2018, and 2017, the Company held no property and equipment.

   Intangible Assets
   The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

   Income Taxes
   The Company has elected to be treated as a Partnership for federal income tax purposes. Therefore, the Company's earnings are included on the partners' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

   The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

    Revenue Recognition
    The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, and 2017 the Company had recognized sales of $17,293 and nil, respectively.

    Fair Value of Financial Instruments
    The carrying amounts of cash, accounts receivable and accounts payable approximate their respective fair values because of the short-term maturity of these items.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    Concentrations of Credit Risk
    From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

    New Accounting Pronouncements
    In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

    In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Convertible Notes**

The Company has issued several promissory notes. In 2016, three promissory notes were issued for a total of $90,000, with 2% APRs and maturity dates in 2019. In 2017, three promissory notes were issued for a total of $130,000, with 4% APRs and maturity dates in 2021. In 2018, thirteen promissory notes were issued for a total of $535,360, with 4% APRs and maturity dates in 2022.

4.   **Equity**

Common Units
Under the operating agreement, the Company has issued 1,000,000 Common Units, which are owned by the founders and their families. Common Units are the only equity Units with the right to vote.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests to employees, contractors, and advisors ("Profits Units"), which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. Profits Units do not grant voting rights, and do not necessarily grant a capital account, unless the recipient of the Profits Units makes a capital contribution. Profit Units typically vest over 30 months.

5.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on March 30, 2016 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   **Subsequent Events**

Advertising Campaigns
In 2019, the Company completed both Indiegogo and Kickstarter campaigns, raising a total of $906,000. As of November 4, 2019, 6,000 of those products have been shipped, and 3,000 should arrive by the end of November.

Convertible Notes Issued
In 2019, two promissory notes were issued for a total of $115,000, with 4% APRs and maturity dates in 2023.

6.   **Subsequent Events (continued)**

Convertible Notes Extended
As of October 31, 2019, all the matured notes have been approved for extensions.

Anticipated Crowdfunded Offering

The Company is offering ("The Crowdfunded Offering") up to $1,070,000 of Simple Agreements for Future Equity ("SAFEs"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through WeFunder Portal, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee of the amount raised.

Management's Evaluation

Management has evaluated subsequent events through November 14, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.